UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANADARKO EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive

The Woodlands, Texas 77380-1046

ANADARKO EMPLOYEE SAVINGS PLAN INDEX

_____

* All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative and Investment Committee and Plan Participants
Anadarko Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan's auditor since 2016.
Houston, Texas

June 19, 2019

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

		December 31,		
thousands		**2018**		2017
ASSETS				
Investments, at Fair Value				
Anadarko Petroleum Corporation common stock	$	**125,671**	$	173,481
Mutual funds		**709,809**		792,517
Common/collective trust funds		**593,110**		609,960
		1,428,590		1,575,958
Receivables				
Notes receivable from participants		**15,408**		14,771
Participant contributions		**1,852**		1,574
Employer contributions		**1,515**		1,251
Receivable for securities sold		**497**		63
		19,272		17,659
Total Assets	$	**1,447,862**	$	1,593,617
LIABILITIES				
Other liabilities		**7**		65
Net Assets Available for Benefits	$	**1,447,855**	$	1,593,552

See accompanying Notes to Financial Statements.

4

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

thousands		Year Ended December 31, 2018
Additions to Net Assets Attributed to		
Investment Income (Loss)		
Net depreciation in fair value of investments	$	(135,757)
Dividends		35,202
Interest		3,281
Total investment (loss)		(97,274)
Cash Contributions		
Employer		55,116
Participant		63,892
Participant rollover		12,913
Total contributions		131,921
Interest income on notes receivable from participants		743
Total Additions	$	35,390
Deductions from Net Assets Attributed to		
Benefits paid to participants		179,912
Individual participant expenses		1,169
Excess contributions		6
Total Deductions	$	181,087
Net decrease in net assets available for benefits		(145,697)
Net assets available for benefits at beginning of year		1,593,552
Net Assets Available for Benefits at End of Year	$	1,447,855

See accompanying Notes to Financial Statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

General   The Anadarko Employee Savings Plan (Plan) is sponsored by Anadarko Petroleum Corporation (Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The administrator and named fiduciary of the Plan is the Anadarko Petroleum Corporation Administrative and Investment Committee. Plan assets are held by Fidelity Management Trust Company (Fidelity or Trustee). The following description of the Plan provides only general information. Employees eligible to participate in the Plan (Participants) should refer to the Plan document for a complete description of the Plan's provisions.

The purpose of the Plan is to assist employees in accumulating retirement savings and to assist the Company in retaining its employees. The Plan has been adopted exclusively to provide benefits for Participants and their beneficiaries. The assets of the trust fund (Trust) established pursuant to the Plan to hold Participant contributions, Employer contributions, and earnings thereon may only be used to provide such employee benefits and fund reasonable expenses of administering the Plan.

The Plan is a defined-contribution plan that is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), as more fully discussed in *Note 7—Tax Status*. Generally, all regular employees of the Company included on its U.S. payroll records are eligible to participate in the Plan upon employment.

Contributions and Vesting   Contributions may be made to the Plan by Participants, if they elect to do so, and by the Company. Employer contributions include matching contributions (to match a portion of the Participants' elective contributions), Personal Wealth Account (PWA) contributions, and profit-sharing contributions, if any. Participants elect investment options in which to invest their contributions. If no election is made, contributions are invested in an age-appropriate target date fund, which constitutes a qualified default investment alternative under ERISA.

Participant Elective and Employer Matching Contributions and Vesting   The Plan allows Participant contributions of up to 30% of eligible compensation generally consisting of base salary or wages, overtime, and an incentive bonus pursuant to the Company's Annual Incentive Program (Participant Compensation). Newly eligible Participants who do not affirmatively elect to opt out of making contributions or designate an election percentage are automatically enrolled into the Plan with a pre-tax contribution amount of 6% of Participant Compensation. Participants can choose to opt out of contributing to the Plan, elect a contribution amount other than the automatic election percentage, or elect investment options other than the default option. Participants may contribute on a pre-tax, after-tax, and/or Roth 401(k) basis. Participants age 50 or older by the end of the calendar year may be eligible to make additional catch-up contributions on a pre-tax and/or Roth 401(k) basis. The Company matches 100% of Participant-elective contributions up to 6% of Participant Compensation per payroll period. Participants in the Plan vest immediately in their own contributions and Company-matching contributions. Participants may also make rollover contributions from other qualified benefit plans.

Other Employer Contributions and Vesting   The Company makes PWA contributions to certain eligible Participants' accounts equal to 4% of Participant Compensation for each payroll period. Generally, the two classes of Participants eligible to receive PWA contributions are Participants who became Company employees on or after January 1, 2007, and Participants in one of the Company's two defined benefit plans who elected to participate in the Retirement Choice benefit programs of those plans effective January 1, 2012. The receipt of PWA contributions is not dependent on Participant-elective contributions. Participants fully vest in Employer PWA contributions and earnings thereon upon achieving three years of active service.

In addition to the matching and PWA contributions, the Company may elect to make a profit-sharing contribution to the Plan. No such contribution was made by the Company for 2018.

Code Limits   All contributions are subject to certain limitations as set forth in the Code.

Benefits Paid to Participants   Benefit distributions, limited to vested account balances, are made in lump-sum payments subsequent to termination of employment and as directed by the Participant. While employed, a Participant may take withdrawals or hardship distributions from his or her Employer- or Participant-contribution accounts, as allowed under Internal Revenue Service (IRS) regulations, subject to certain restrictions described in the Plan. The Plan requires automatic payout of account balances that do not exceed $5 thousand upon termination of employment.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (Continued)

Forfeitures   Participants terminating employment prior to becoming 100% vested forfeit any non-vested contributions and earnings thereon. Non-vested contributions may include PWA and Employer profit-sharing contributions. Forfeitures may be used to reduce Employer contributions, to pay administrative expenses of the Plan, or to restore Participant account balances required to be reinstated during the Plan year if a Participant resumes employment with the Company and other relevant conditions are satisfied. The forfeiture account balance was zero at December 31, 2018, and $9 thousand at December 31, 2017. During 2018, forfeitures of $298 thousand were used to satisfy a portion of Employer contribution requirements.

Participant Accounts   All Participant and Employer contributions and the earnings thereon are allocated to Participants' accounts and are invested in accordance with Participants' investment elections in accordance with Section 404(c) of ERISA. The benefit to which a Participant is entitled is the accumulated value that can be provided from the Participant's vested account.

In addition to the Anadarko Petroleum Corporation Common Stock Fund (Company Stock Fund), the Plan currently offers Participants common/collective trust funds and a variety of mutual funds as investment options. Invested funds of Participants, including Employer contributions and accumulated earnings thereon, may be transferred between investment options at the election of the Participant. Round-trip trading restrictions are imposed on all investment options except for the Fidelity Managed Income Portfolio II (MIP).

The Company has engaged an independent third-party investment advisor (Participant Investment Advisor) to offer online investment advice and full investment management services. The Company pays for the online investment advice tool. Participants electing full investment management services authorize the Participant Investment Advisor to monitor their accounts and transact on their behalf. Fees for the full investment management service are charged only to the accounts of Participants using the service.

Company Stock Fund   The Company Stock Fund is a unitized fund, measured in units rather than shares, which holds Anadarko Petroleum Corporation common stock (Company Stock) and a money market mutual fund. In the event that trading transactions on any given day exceed the cash position of the Company Stock Fund, the Trust has arranged to utilize a line of credit to access additional liquidity. At December 31, 2018 and 2017, there were no outstanding borrowings under this line of credit.

Notes Receivable from Participants   Upon loan origination, the amount of a Participant's loan may not be greater than the lesser of (i) 50% of the Participant's vested account balance or (ii) $50,000 less the highest outstanding loan balance for the previous 12-month period. Currently, permitted loan terms range from six months to a maximum term of five years. Loans are secured by the balance in the Participant's account and bear interest at a fixed rate for the life of the loan, calculated as the prime interest rate, as reported by Reuters on the first business day of the calendar quarter in which the loan was made, plus 1%. At December 31, 2018, interest rates for outstanding loans ranged from approximately 4.25% to 6.25%. Principal and interest payments are made in accordance with the loan agreement with an option for early repayment if the loan is repaid in full.

Plan Termination   The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all Participants will be fully vested and distributed.

Merger or Transfer   The Plan will not be merged or consolidated with, nor shall any assets or liabilities of the Plan be transferred to, any other plan unless each Participant would receive (if the Plan then terminated) a benefit immediately after the merger, consolidation, or transfer which is equal to or greater than the benefit that each participant would have been entitled to receive immediately before the merger, consolidation, or transfer (if the Plan had then terminated).

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of Presentation   The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates   The preparation of financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Changes in facts and circumstances, valuations, methodologies, or additional information may result in revised estimates, and actual results may differ from these estimates, including estimates of the fair value of the Plan's investments.

Payment of Distributions   Distributions to Participants are recorded when paid.

Notes Receivable from Participants   Notes receivable from Participants are measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Participants are reclassified as distributions based on the terms of the Plan document.

Excess Contributions and Benefits Payable   Amounts payable to Participants for contributions in excess of amounts permitted by the IRS and for unpaid distributions requested during the current year are recorded as Other Liabilities on the Statements of Net Assets Available for Benefits at year end and as a deduction from net assets on the Statement of Changes in Net Assets Available for Benefits for the reporting period. Prior to IRS deadlines, the Plan distributed all excess contributions payable as of December 31, 2018, to the applicable Participants.

Expenses   Plan expenses may include Plan administrative expenses, Participant-directed expenses, and investment-related fees.

Plan Administrative Expenses   The Plan's administrative expenses are costs of the general administration of the Plan and include recordkeeping, trustee, legal, accounting, and other administrative fees and expenses.

Recordkeeping and Trustee Fees   The Plan's recordkeeping and trustee expenses are paid directly by the Participants through a per-participant charge, and all revenue-sharing amounts received by Fidelity are returned to the Plan, which are then allocated to Participant accounts in accordance with ERISA. In 2018, total administrative fees charged to Participant accounts were $256 thousand and total revenue-sharing amounts allocated to Participant accounts were $207 thousand.

Other Administrative Expenses   All other administrative expenses are paid by the Company and are excluded from these financial statements.

Participant-Directed Expenses   The Participant-directed expenses are specific to Participant-directed transactions, such as loan initiation and maintenance fees, processing fees for certain withdrawals or exchanges, and/or engaging the Participant Investment Advisor to provide full investment management services as described in *Note 1—Description of the Plan—Participant Accounts*. These expenses are deducted from the requesting Participant's account. In 2018, Participant-directed expenses were $1.1 million.

Investment-Related Fees   Certain investment fund options are subject to investment-related fees based on a percentage of invested assets, as disclosed in both the applicable fund's prospectus and a Participant disclosure notice. Such fees are charged directly against the fund's net appreciation or depreciation in fair value of investments and are not separately disclosed in the accompanying financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (Continued)

Income Recognition and Valuation of Investments Securities transactions are recorded on a trade-date basis. Net appreciation and depreciation in fair value of investments includes realized gains and losses on investments that were purchased and sold during the year as well as unrealized appreciation or depreciation of investments held at the end of the year. Dividends are recorded on the ex-dividend date. Interest income is recognized on an accrual basis.

Investments held by the Plan are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See *Note 4— Fair Value* for discussion of fair-value measurements. Any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the Participants' accounts.

3. Risks and Uncertainties

The Plan administers the investment of various types of securities at the direction of the Participants. Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities; collateralized mortgage obligations; and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. Investment securities are exposed to various risks, such as interest-rate, market, commodity-price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could be material. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as the Company Stock Fund. Company Stock represented approximately 9% of net assets available for benefits of the Plan at December 31, 2018, and 11% at December 31, 2017.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair-value hierarchy are as follows:

> Level 1—Inputs represent unadjusted quoted prices in active markets for identical assets or liabilities.

> Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

> Level 3—Inputs that are not observable from objective sources such as the Company's internally developed assumptions used in pricing an asset or liability.

The fair-value measurement of an asset or liability is categorized within the fair-value hierarchy based on the lowest level of input that is significant to the fair-value measurement. The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs. Valuation methods employed for purposes of estimating the fair value of the Plan's assets are appropriate and consistent with valuation techniques used by market participants.

The valuation methodologies used for assets measured at fair value are described below. There have been no changes in the methodologies used at December 31, 2018 and 2017.

> Common Stock—Valued using quoted market prices for the identical security in an active market.

> Mutual Funds—Valued using quoted market prices, which represent the net asset value (NAV) of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).

> Common/Collective Trust Funds—Valued using the NAV of the fund, which is based on the fair value of the underlying net assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted cash flow model. The MIP is a stable-value investment fund that is composed primarily of fully benefit-responsive investment contracts and is valued using the NAV of units of the bank collective trust. The NAV for all common/collective trust funds, as reported by the trustee, is used as a practical expedient to estimate fair value.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4. Fair Value (Continued)

The following summarizes the Plan's investments by asset class and input level within the fair-value hierarchy:

thousands	Level 1	Level 2	Level 3	Total
December 31, 2018				
Company stock	$ 125,671	$ —	$ —	$ 125,671
Mutual funds	709,809	—	—	709,809
Total assets in the fair-value hierarchy	$ 835,480	$ —	$ —	$ 835,480
Common/collective trust funds measured at NAV				593,110
Total investments at fair value				$1,428,590
December 31, 2017				
Company stock	$ 173,481	$ —	$ —	$ 173,481
Mutual funds	792,517	—	—	792,517
Total assets in the fair-value hierarchy	$ 965,998	$ —	$ —	$ 965,998
Common/collective trust funds measured at NAV				609,960
Total investments at fair value				$1,575,958

The Plan's policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between levels for the Plan during the periods presented.

The following summarizes the Plan's common/collective trust funds for which fair value is measured using the NAV per share practical expedient as of December 31, 2018 and 2017. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

thousands	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2018				
MIP fund	$ 152,031	N/A	daily	12 months
Other common/collective trust funds	441,079	N/A	daily	N/A
December 31, 2017				
MIP fund	$ 157,375	N/A	daily	12 months
Other common/collective trust funds	452,585	N/A	daily	N/A

5. Voting Rights

Each Participant is entitled to exercise voting rights attributable to the shares of Company Stock allocated to their accounts through the Company Stock Fund and is notified by the Trustee prior to the time that such rights are to be exercised. Except as otherwise required by law, the Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6. Party-In-Interest Transactions

Certain Plan investments are in mutual funds and common/collective trust funds managed by Fidelity. Because the Plan pays certain fees to Fidelity and Fidelity is the Trustee of the Plan, these transactions qualify as party-in-interest transactions. Additionally, since the Company is the Plan sponsor, the Company's payment of certain administrative expenses on behalf of the Plan and the Plan's investment in the Company Stock Fund constitute party-in-interest transactions. In each case, these are exempt party-in-interest transactions under ERISA.

7. Tax Status

The Company received a favorable determination letter dated April 22, 2015, from the IRS stating that the Plan is a qualified plan under the provisions of Section 401(a) of the Code, thereby exempting the Trust from federal income tax under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan has been amended and restated subsequent to the receipt of the determination letter. The Company believes that the Plan, as amended, is designed and is being operated in compliance with the applicable provisions of the Code, with the exception of certain immaterial operational errors that have been, or are being, remedied in compliance with applicable programs of the IRS or Department of Labor.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by federal, state, and/or local taxing authorities. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that there were no uncertain positions taken or expected to be taken that would require recognition of a liability (asset) or disclosure in the Plan financial statements at December 31, 2018 and 2017. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan sponsor believes that the Plan is no longer subject to income tax examinations for years prior to 2015.

8. Subsequent Events

The Plan has evaluated subsequent events through June 19, 2019, the date the financial statements were issued. On May 9, 2019, the Company entered into a definitive Agreement and Plan of Merger with Occidental Petroleum Corporation (Occidental) and Baseball Merger Sub 1, Inc., a wholly owned subsidiary of Occidental. Subject to the terms and conditions of the agreement, Occidental will acquire all of the outstanding shares of the Company for consideration consisting of $59.00 in cash and 0.2934 of a share of Occidental common stock for each share of Company common stock. The transaction is expected to close in the second half of 2019, subject to approval by the Company's stockholders, regulatory approvals, and other customary closing conditions.

ANADARKO EMPLOYEE SAVINGS PLAN
EIN: 76-0146568 PN:002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

thousands **Identity of Issue / Description**	**Cost****	**Current Value**
Mutual Funds		
* Fidelity 500 Index Fund (FXAIX)		$ 148,790
American Funds EuroPacific Growth Fund Class R6 (RERGX)		70,836
Vanguard Total International Stock Index Fund Institutional Shares (VTSNX)		76,610
* Fidelity Extended Market Index Fund (FSMAX)		58,528
Vanguard Total Bond Market Index Fund Institutional Shares (VBTIX)		71,750
PIMCO Total Return Fund Institutional Class (PTTRX)		43,026
* Fidelity Balanced Fund - Class K (FBAKX)		50,901
* Fidelity Total Market Index Fund (FSKAX)		55,285
Vanguard Value Index Fund Institutional Shares (VIVIX)		45,337
American Beacon Large Cap Value Fund Institutional Class (AADEX)		32,363
Vanguard Russell 2000 Growth Index Fund Institutional Shares (VRTGX)		24,266
Victory Sycamore Small Company Opportunity Fund Class I (VSOIX)		15,782
Harbor Mid Cap Value Fund Retirement Class (HNMVX)		10,059
Principal Diversified Real Asset Fund Institutional Class (PDRDX)		3,316
* Fidelity Investments Money Market Government Portfolio Class I (FIGXX)		2,960
Total Mutual Funds		709,809
* Anadarko Petroleum Corporation common stock (APC)		125,671
Common/Collective Trust Funds		
* Fidelity Managed Income Portfolio II Class 3		152,031
* Fidelity Contrafund Commingled Pool		69,385
* Fidelity Growth Company Commingled Pool		67,551
* Fidelity Mid-Cap Stock Commingled Pool		35,373
Vanguard Target Retirement 2015 Trust II		3,285
Vanguard Target Retirement 2020 Trust II		26,657
Vanguard Target Retirement 2025 Trust II		31,172
Vanguard Target Retirement 2030 Trust II		32,954
Vanguard Target Retirement 2035 Trust II		25,480
Vanguard Target Retirement 2040 Trust II		36,432
Vanguard Target Retirement 2045 Trust II		38,692
Vanguard Target Retirement 2050 Trust II		41,101
Vanguard Target Retirement 2055 Trust II		21,719
Vanguard Target Retirement 2060 Trust II		3,055
Vanguard Target Retirement 2065 Trust II		256
Vanguard Target Retirement Income Trust II		7,967
Total Common/Collective Trust Funds		593,110
* Participant Loans		15,408
(maturity dates through December 2023, and interest rates from approximately 4.25% to 6.25%)		
Total		$ 1,443,998

* *Party-in-interest*

** *Cost not required for Participant-directed investments*

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


ANADARKO EMPLOYEE SAVINGS PLAN


June 19, 2019   By: /s/ CHRISTOPHER O. CHAMPION

                  Christopher O. Champion
                  Senior Vice President, Chief Accounting Officer and
                  Controller